

January 23, 2014

<u>Via E-mail</u>
Marek Bakun
Chief Financial Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, Florida 32413

      Re: The St. Joe Company
               Preliminary Proxy Statement on Schedule 14A
               Filed December 11, 2013
               File No. 001-10466

Dear Mr. Bakun:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jennifer Gowetski

               Jennifer Gowetski
               Senior Counsel